EXHIBIT 99.1

MOR106 clinical development in atopic dermatitis stopped for futility

20.15 CET; regulated information - MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) and Galapagos NV (Euronext & NASDAQ: GLPG) today announced the end of the clinical development program of MOR106 in atopic dermatitis. The joint decision of all three involved parties, Galapagos NV, MorphoSys AG and Novartis Pharma AG, was based on an interim analysis for futility that was performed in the Phase 2 IGUANA trial. The analysis detected a low probability to meet the primary endpoint of the study, defined as the percentage change in the eczema area and severity index (EASI) score. The decision was based on a lack of efficacy and not on safety concerns.

The clinical development program of MOR106 in atopic dermatitis included the two Phase 2 studies IGUANA and GECKO, as well as a Phase 1 bridging study for subcutaneous formulation and a Japanese ethno-bridging study. All studies in atopic dermatitis will be ended. Parties will explore the future strategy with MOR106.

MOR106 was jointly discovered by Galapagos and MorphoSys. In July 2019, Galapagos and MorphoSys entered into an exclusive worldwide development and commercialization collaboration with Novartis with respect to MOR106.

“We are obviously disappointed with this result with MOR106 in atopic dermatitis. Together with our collaboration partners, we will explore the future strategy with MOR106,” said Dr Piet Wigerinck, Chief Scientific Officer of Galapagos.

“Unfortunately, the results from the interim analysis for futility do not support the continuation of the current clinical development of MOR106 in atopic dermatitis” said Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys. “While we are clearly disappointed, we remain committed to the development of MorphoSys’ proprietary early and late-stage drug candidates, such as MOR202 and especially tafasitamab.”

About MOR106
MOR106 was generated using MorphoSys’s Ylanthia antibody platform and is based on a target discovered by Galapagos. IL-17C is a cytokine expressed preferentially in the skin and which has been implicated in dermal inflammation and shown to be distinct from other members of the IL-17 cytokine family. MOR106 is the first publicly known human monoclonal antibody directed against IL-17C in clinical development worldwide. MOR106 is an investigational drug and its safety and efficacy have not yet been established. Novartis Pharma AG owns the worldwide, exclusive license for the development and commercialization of MOR106 under an agreement with MorphoSys and Galapagos which became effective on September 10, 2018.

About MorphoSys:
MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Galapagos’ pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. The Company’s ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

MorphoSys forward looking statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations in connection with the clinical development of proprietary assets. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that expectations in connection with the clinical development of proprietary assets, MorphoSys' reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Galapagos forward looking statements
This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of MOR106; statements regarding the collaboration between Galapagos, MorphoSys and Novartis; statements regarding payments under such collaboration agreement; and statements regarding interactions with regulatory authorities. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of MOR106 due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including our collaboration partners for MOR106, Novartis and MorphoSys), and estimating the commercial potential of the MOR106 development program. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG
Dr. Sarah Fakih
Head of Corporate Communications & IR
Tel: +49 (0) 89 / 899 27-26663
Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer
Director Corporate Communications & IR
Tel: +49 (0) 89 / 899 27-179
Julia.Neugebauer@morphosys.com

Dr. Verena Kupas
Manager Corporate Communications & IR
Tel: +49 (0) 89 / 899 27-26814
Verena.Kupas@morphosys.com

Galapagos NV
Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director IR
+32 485 191415
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com